OFFICER'S CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the "Instrument")

I, Alan Friedman, Executive Vice President - Corporate Development of Adira Energy Ltd. (the “Company”), hereby certify on behalf of the Company, and not in my personal capacity, that in connection with the annual and special meeting of the Company's shareholders to be held on August 12, 2014 (the “Meeting”) the Company:

1.

has arranged to have proxy-related materials for the Meeting sent, in compliance with the Instrument, to all beneficial owners of the Company's securities, at least 21 days before the date fixed for the Meeting;

2.	has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

3.	is relying on section 2.20 of the Instrument.

CERTIFIED this 14th day of July, 2014.

ADIRA ENERGY LTD.

“Alan Friedman”
Alan Friedman
Executive Vice President - Corporate
Development